Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following presentation was first made available by MPLX LP on its website, http://ir.mplx.com, and at the RBN Energy Export Conference on May 21, 2019.







MPLX®

RBN Energy Export Conference

May 21, 2019

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX). These forward-looking statements relate to, among other things, the proposed acquisition of Andeavor Logistics LP (ANDX) by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPLX's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation's (MPC) obligations under MPLX's and ANDX's commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX's and ANDX's industry; risks related to MPC; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC's website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX's Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX's Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC's executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC's directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors/, or by contacting MPC's Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

About MPLX



LOOP
MPLX Terminals: Owned and Part-owned
Barge Dock
Cavern
Natural Gas Processing Complex
Mt. Airy Terminal
MPLX Pipelines: Owned & Operated
MPLX Interest Pipelines: Operated by Others
MPLX Operated Pipelines: Owned by Others
MPLX Refining Logistics Assets
MPLX Gathering System
MPC Refineries

- Diversified, large-cap MLP with high-quality, strategically located assets with leading midstream position
- Two primary businesses
  - **Logistics & Storage** includes transportation, storage and distribution of crude oil, refined petroleum products and other hydrocarbon-based products, and fuels distribution services to MPC
  - **Gathering & Processing** includes gathering, processing, and transportation of natural gas and the gathering, transportation, fractionation, storage and marketing of NGLs
- Investment grade credit profile with strong financial flexibility
- MPC as sponsor has interests aligned with MPLX
  - MPLX assets are integral to MPC
  - Growing stable cash flows through continued investment in midstream infrastructure
  - ~64% ownership of outstanding MPLX common units

Aligned Strategic Priorities

Capture Full Midstream Value Chain	Enhance Cash Flow Stability	Grow in Premier Basins	Leverage MPC Relationship	Financial Discipline
Participate across value chain to diversify business and enhance margins	Long-haul pipelines to add further stable cash flow	Permian: significant growth opportunities across all hydrocarbons	Fosters further growth opportunities	Self-funding equity portion of capital investments
Alleviate in-basin bottlenecks	Export facilities meet significant, growing market needs	Marcellus: disciplined growth to support key producers	Enhances projects via volume commitments	Target mid-teen returns on growth investments
Connect supply to global demand markets	Leverage existing assets for incremental third-party business		Provide logistics solutions to MPC's nationwide refining footprint	Maintain investment grade credit profile

U.S. Production Growth Creates Midstream Opportunities

Strong production growth in crude, natural gas, and natural gas liquids will require additional infrastructure to link supply to global demand markets. ***Pipelines, processing, fractionation and export facilities will be needed*** to allow producers to realize full product value.


Crude
MMBPD
16
14
12
10
8
6
4
+50%
Exports
2015
2017
2019E
2021E
2023E
2025E
Natural Gas
Bcfd
110
100
90
80
70
60
50
40
+33%
Exports
2015
2017
2019E
2021E
2023E
2025E
NGL
MMBPD
8
7
6
5
4
3
2
1
0
+69%
Exports
2015
2017
2019E
2021E
2023E
2025E
Demand
Production

Source: EIA, MPC

2019 Capital Outlook

Forecast organic growth capital of ~$2.2 B*

MPLX


Logistics & Storage
Gathering & Processing

L&S Segment

- Permian long-haul pipelines
- Mt. Airy Terminal expansion
- Swordfish Pipeline
- Marine fleet expansion

G&P Segment

- Expect to commission six additional plants by end of 2019
  - ~0.8 Bcf/d processing capacity
  - ~20 MBPD fractionation capacity
- Northeast and Southwest gathering

*Excludes ~$0.2 billion of maintenance capital and any capital associated with proposed acquisition of Andeavor Logistics or any other potential future acquisitions

Logistics & Storage

Segment Overview

- High-quality, well-maintained assets that are integral to MPC
- Transports, stores, distributes and markets crude oil and refined petroleum products
- Stable cash flows with fee-based revenues and minimal direct commodity exposure

Fuels Distribution



Pipelines



Refining Logistics



Terminals and Storage



Marine



Capturing Permian Opportunities

Creating an integrated footprint from the Permian to the Gulf Coast

1. Gathering and processing
2. Long-haul pipelines
3. Fractionation
4. Export terminals


Legend
Crude
NGL
Natural Gas
TEXAS
Delaware & Midland Basins
1
2
3
4

1 Permian G&P Feeds Downstream Opportunities

Gathering systems create significant growth opportunities in the Permian



TexNew Mex System
Conan Gathering System
ANDX RIO Pipeline
To Midland
W2W Pipeline
To Houston and Nederland
Gray Oak Pipeline
To Corpus Christi
Legend[1]
Crude pipeline
Natural gas pipeline
NGL pipeline
Crude gathering
Existing processing plant
Future processing plant



Preakness
Torñado
Argo
Apollo
Hidalgo
BANGL Pipeline
To Texas City area
Whistler Pipeline
To Agua Dulce

Crude gathering

- Conan Gathering system connects refineries to well-head
- Provides volumes for planned Gray Oak, Wink-to-Webster pipelines

Natural gas gathering & processing

- Existing plants: Hidalgo, Argo
- Future plants: Apollo, Torñado, Preakness
- 200 MMcfd plants provide volumes for planned Whistler and BANGL pipelines

[1] Pipelines are shown pictorially only to show flow paths; some pipelines are new and/or proposed, including: Gray Oak, W2W, Whistler, BANGL

② Permian Crude Pipelines

Investments in long-haul pipelines generate stable, fee-based midstream income and also help lower feedstock costs tor MPC refineries

- Gray Oak Pipeline
  - MPC, Diamondback Energy, PSXP
  - ~850 mile, 30-inch diameter
  - Anticipate in-service 4Q19
- Wink-to-Webster Pipeline (W2W)
  - Signed letter of intent to partner with ExxonMobil, Plains All American, and Lotus Midstream
  - 36" mainline with 1.5 MMBPD capacity
  - Anticipate in-service first half of 2021


TEXAS
Wink
Orla
Crane
Wink-to-Webster Pipeline
Gray Oak Pipeline
Texas City
Galveston Bay
Corpus Christi

② Permian Natural Gas and NGL Pipelines and ③ Fractionation

MPLX

- Whistler Residue Gas Pipeline
  - JV with White Water Midstream and others
  - 42” pipeline with ~2.0 Bcf/d capacity
  - Anticipate in-service early 2021
- BANGL Pipeline (Belvieu Alternative NGL)
  - JV with White Water Midstream and others
  - 24” pipeline with ~500 MBPD capacity
  - Anticipate in-service early 2021
- Gulf Coast fractionation – three potential fractionators with 150 MBPD C2+ capacity each


TEXAS
Orla
Waha
BANGL Pipeline
Whistler Pipeline
Galveston Bay
Sweeny
Corpus Christi
Agua Dulce

4 Expanding Export Capabilities

MPLX

Export facilities create ability to generate third party revenue and meet global demand for crude, refined products, and NGLs

- Currently in service
  - Mt. Airy, LA: acquired in 3Q18
  - LOOP: expansion with planned Capline reversal and Swordfish Pipeline
- Planned projects
  - South Texas Gateway: operational in conjunction with Gray Oak Pipeline construction
  - Texas City: hub for planned W2W and BANGL pipelines



TEXAS
Texas City
Mt. Airy
LOOP
Corpus Christi
South TX Gateway

4 Mt. Airy Export Terminal

- Strategically located on Mississippi River in close proximity to several refineries, including MPC's Garyville refinery
- 4 MMBBL of third-party leased storage capacity, capability to expand storage capacity to 10 MMBBL
- 120,000 bpd export dock, permitted for construction of second 120,000 bpd dock



MPLX Terminals
MPC Refineries
3rd Party Refineries
Baton Rouge, LA
MPLX Mt. Airy Terminal
MPC Garyville Refinery
New Orleans, LA

As of September 26, 2018

Capline Reversal – Swordfish - LOOP

Competitive full-service solution

Capline

- 40" crude oil pipeline from Patoka, IL, to St. James, LA
- Reversed service planned for September 2020

Swordfish Pipeline

- Proposed crude oil pipeline from St. James to Clovelly in Louisiana
- Expected in service first half of 2020

LOOP

- Only Gulf Coast port capable of loading 2 MMBBL vessels (VLCC's) without reverse lightering
- Loaded three VLCC's in a seven-day period in 4Q18



Enbridge
Flanagan, IL
DAPL
SAX
Keystone XL
Steele City, NE
Patoka, IL
Woodpat
Keystone
Ozark
Cushing, OK
Memphis, TN
Diamond
Collierville, TN
Capline
St. James, LA
Swordfish
Clovelley, LA
St. James
Bayou Bridge (Anticipated late 2018)
Capline Reversal (Future)
Swordfish
Norco
Raceland
St. Charles
Alliance
Meraux
Chalmette
CAM pipeline
Clovelly (LOOP)
Loop storage
International markets
via LOOP Vessel Loading

Hopedale NGL Caverns



To Sarnia
Utopia C2
Falcon C2 Proposed
ATEX C2
Hopedale
To Gulf Coast
Cadiz
MW Utica C2
MW Utica C2
PTTGC
Possible C2
MW Sherwood C2
To Sarnia
Mariner West C2
Shell Chemicals
Falcon Ethane Proposed
TEPPCO C3
Houston
ME 1 C2, C3
ME2 C2,C3,C4
MW Liberty C2
Export via
Mariner East System

Hopedale NGL Caverns

- MPLX project with potential strategic partners
- Designed to store ethane, propane, and butanes in individual salt caverns
- Strategically located at the crossroads of all major NGL pipelines in Appalachia
- Facilitates exports to Sarnia and off the East Coast via the Mariner East System
- Capacity of more than 5 million barrels
- Anticipate 2021 in-service
- Currently pursuing customer commitments

Thank you!